SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.

                                   FORM U-6B-2

                           Certificate of Notification

                              Filed by a registered
                               holding company or
                               subsidiary thereof
                                pursuant to Rule
                               20(d) adopted under
                               the Public Utility
                               Holding Company Act
                                    of 1935.

                      South Carolina Electric & Gas Company
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

           First and Refunding Mortgage Bonds (Class A Bonds) issued pursuant to the Indenture dated as of January 1, 1945 (the Class A Indenture), between the Company and JPMorgan Chase Bank.

     2. Issue, renewal or guaranty.

            Issue

     3. Principal amount of each security.

           $1,200,000,000

     4. Rate of interest per annum of each security.

           0%

     5. Date of issue, renewal or guaranty of each security.

           December 10, 2002

     6. If renewal of security, give date of original issue.

           Not Applicable

     7. Date of maturity of each security.

           December 31, 2093

     8. Name of persons to whom each security was issued, renewed or guaranteed.

           The Bank of New York, as Trustee under the Indenture dated April 1,
            1993, between SCE&G and NationsBank of Georgia, National Association (The Bank of New York, successor) (the New Indenture).



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     9. Collateral given with each security, if any.

            The Class A Bonds are secured by a lien upon substantially all of the fixed property and franchises used or useful in the Company's public utility businesses (except cash securities, contracts and accounts receivable, materials and supplies, natural gas, oil, certain minerals and mineral rights and certain other assets) now owned by the Company, with certain exceptions.

     10. Consideration received for each security.

           No cash consideration was received in connection with the issuance of the Class A Bonds. The Class A Bonds will be used as collateral for the future issuance of First Mortgage Bonds in accordance with provisions of the New Indenture.

     11. Application of proceeds of each security.

           Not applicable

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

            a. the provisions contained in the first sentence of Section 6(b)

            b. the provisions contained in the fourth sentence of Section 6(b)

            c. the provisions contained in any rule of the commission other than Rule 48 X

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not Applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not Applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                               South Carolina Electric & Gas Company


                               By:      s/James E. Swan, IV
                                        -----------------------------------
                                        James E. Swan, IV
                                        Controller

Dated:    December 20, 2002